08025415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2008

Washington, DC
111

SEC FILE NUMBER
8-50429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Glastonbury Blvd.
(No. and Street)

Glastonbury (City) CT (State) 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Gritzer 860-368-2913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

180 Glastonbury Blvd. (Address) Glastonbury (City) CT (State) 06033 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 04 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Gritzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USI Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

NANCY A. GRENIER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/31/2011

2/26/08

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2007

USI Securities, Inc.

Index

HAGGETT LONGOBARDI
A Division of
J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 860-633-3000 • fax 860-657-8079

Report of Independent Public Accountants

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of USI Securities, Inc. as of and for the year ended December 31, 2006 were audited by other auditors (Haggett Longobardi, LLC) whose report dated February 10, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2007, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

J H Cohn, LLP

Glastonbury, Connecticut
February 25, 2008

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Current assets:		
Cash	$ 661,816	$ 948,098
Commissions receivable	10,267	4,184
Income tax benefit - Parent	37,615	-
Due from Parent	-	6,317
Other current assets	5,558	6,111
Due from related party	267	1,067
	715,523	965,777
Property and equipment, at cost:		
Computer equipment and software	19,025	19,025
Furniture and fixtures	13,624	13,624
	32,649	32,649
Less accumulated depreciation	(26,594)	(21,222)
	6,055	11,427
Other assets:		
Deposits	35,000	35,000
	35,000	35,000
	$ 756,578	$ 1,012,204

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current liabilities:		
Accrued expenses	$ 220,037	$ 372,155
Income tax payable - Parent	1,236	66,000
Due to Parent	13,274	-
	234,547	438,155
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Additional paid-in capital	2,067,527	2,067,527
Retained deficit	(1,545,506)	(1,493,488)
	522,031	574,049
	$ 756,578	$ 1,012,204

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue:		
Commission income	$ 12,471,111	$ 15,303,214
Interest income	2,555	1,663
Other income	35,000	-
	12,508,666	15,304,877
Expenses:		
Management fees	10,810,620	13,317,175
Salaries	853,404	1,096,850
Commissions - independent representatives	280,380	6,057
Insurance	193,290	190,152
Rent	108,000	111,600
Payroll taxes	56,439	73,072
Software lease and other costs	53,850	58,988
Professional fees	44,682	50,932
Licenses and fees	44,204	64,027
Travel	22,680	18,303
Commissions	22,226	18,609
Retirement plan - 401(k) match	24,494	23,907
Office expense	16,287	7,231
Telephone	16,103	23,797
Trading fees	13,838	13,163
Training/professional development	8,976	11,176
Office supplies	8,653	11,619
Depreciation	5,372	8,516
Dues and subscriptions	4,435	5,187
Meals and entertainment	4,420	3,801
Claims and losses	2,485	37
Payroll processing	-	942
Miscellaneous	2,225	987
	12,597,063	15,116,128
(Loss) income before income taxes	(88,397)	188,749
(Credit) provision for income taxes	(36,379)	66,000
Net (loss) income	$ (52,018)	$ 122,749

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Equity
Balance, January 1, 2006	$ 10	$ 2,067,527	$ (1,616,237)	$ 451,300
Net income	-	-	122,749	122,749
Balance, December 31, 2006	10	2,067,527	(1,493,488)	574,049
Net loss	-	-	(52,018)	(52,018)
Balance, December 31, 2007	$ 10	$ 2,067,527	$ (1,545,506)	$ 522,031

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Operating activities:		
Net (loss) income	$ (52,018)	$ 122,749
Adjustment to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation	5,372	8,516
Changes in operating assets and liabilities:		
Commissions receivable	(6,083)	66,622
Income tax benefit - Parent	(37,615)	-
Other current assets	553	(7,043)
Due from Parent	6,317	(6,317)
Due from related party	800	751
Other assets	-	5,000
Accrued expenses	(152,118)	28,279
Due to Parent	13,274	(6,106)
Income tax payable - Parent	(64,764)	66,000
Net cash (used in) provided by operating activities	(286,282)	278,451
Net (decrease) increase in cash	(286,282)	278,451
Cash, beginning of year	948,098	669,647
Cash, end of year	$ 661,816	$ 948,098

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Services Corporation (the "Parent"). USI Services Corporation is a wholly-owned subsidiary of USI Holdings Corporation. During 2007, USI Holdings Corporation merged with and became a wholly-owned subsidiary of Compass Acquisition Holdings Corp., a corporation controlled by GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co. The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, SEC registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker/dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other subsidiaries of the Parent. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Substantially all commission income is recognized when commissions are collected. The related management fees are recorded in the same period as the commission revenue is recorded.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2007 and 2006, there were no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2007 and 2006, an allowance for doubtful accounts was not necessary.

Note 2 - Summary of significant accounting policies (concluded):

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment – depreciation

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis for financial reporting purposes over the estimated useful lives of the assets. Estimated lives for financial reporting purposes are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period.

Use of estimates:

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007 and 2006, the Company had net capital of $472,536 and $549,127, respectively, which was $456,900 and $519,917, respectively, in excess of its required net capital of $15,636 and $29,210, respectively. The Company's net capital ratio was to .50 to 1 and to .80 to 1 at December 31, 2007 and 2006, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There were no borrowings under subordination agreements at December 31, 2007 and 2006.

Note 5 - Related parties:

The Company rents space in the offices of USI Consulting Group, Inc., which is also a wholly-owned subsidiary of the Parent. The rent also includes utilities, the use of computer and other office equipment. In 2007 and 2006, the Company paid rent of $108,000 and $111,600 to USI Consulting Group, Inc., respectively. Rent is paid monthly and is based on the number of the Company's employees. USI Consulting Group, Inc. also provides accounting services to the Company for $1,700 per month. Total rent and accounting services fees were $128,400 and $132,000 in 2007 and 2006, respectively.

The Company's revenues (other than interest income) are mainly derived from sales to customers of other subsidiaries of the Parent.

The Company receives commissions from mutual fund and insurance companies and pays approximately 90% of these commissions to the Parent in the form of management fees.

Management fees totaled $10,810,620 and $13,317,175 for the years ended December 31, 2007 and 2006, respectively.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. The lease terms require a monthly fee of $3,701 and expires in March 2008.

Total software lease expense for 2007 and 2006 was $44,412. At December 31, 2007 aggregate future minimum lease payments due consisted of the following:

Year Ending December 31,	
2008	$ 11,103

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act. Eligibility for the Plan is based on attaining the age of 21 and completing thirty days of service with the Company. The Company's contributions to the Plan for 2007 and 2006 were $24,494 and $23,907, respectively. In July 2006, the Company adopted automatic enrollment provisions as allowed by the Internal Revenue Service.

Note 8 - Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2007 and 2006, the Company had cash balances that exceed Federally insured limits in the amount of approximately $562,000 and $848,000, respectively.

Note 9 - Income taxes:

The Company files a consolidated tax return with its Parent and records its share of the consolidated tax expense or credit on a separate return basis. As of and for the year ended December 31, 2007, an income tax benefit of $36,379 was included in the statement of operations due to a net loss and $37,615 is recorded as a income tax benefit - Parent on the Company's statement of financial condition. As of and for the year ended December 31, 2006, the Company's current tax expense has been estimated at $66,000 and is recorded as income tax payable - Parent on the Company's statement of financial condition.

HAGGETT LONGOBARDI
A Division of
J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 860-633-3000 • fax 860-657-8079

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities, Inc. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 25, 2008. Our audit was conducted for the purpose of forming an opinion on the 2007 basic financial statements taken as a whole. The accompanying information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the 2007 basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2007 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The basic financial statements of USI Securities, Inc. as of and for the year ended December 31, 2006 were audited by other auditors (Haggett Longobardi, LLC) whose report dated February 10, 2007 expressed an unqualified opinion on those statements. Their report, as of the same date, on the information contained in Schedule I stated that such information was subjected to the auditing procedures applied in the audit of the 2006 basic financial statements, and in their opinion was fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.

J H Cohn, LLP

Glastonbury, Connecticut
February 25, 2008

USI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007 AND 2006

	2007	2006
Net capital:		
Total stockholder's equity	$ 522,031	$ 574,049
Nonallowable assets:		
Property and equipment, net	6,055	11,427
Other current assets	5,558	6,111
Due from related party	267	1,067
Due from Parent	-	6,317
Income tax benefit - Parent	37,615	-
Total nonallowable assets	49,495	24,922
Total equity qualified for net capital	$ 472,536	$ 549,127
Aggregate indebtedness - liabilities per financial statements	$ 234,547	$ 438,155
Computation of basic net capital requirement:		
Minimum net capital required for broker ($5,000 or 6 2/3% of aggretgate indebtedness)	$ 15,636	$ 29,210
Excess net capital	$ 456,900	$ 519,917
Excess net capital at 1,000 percent	$ 449,081	$ 505,312
Ratio: Aggregate indebtedness to net capital	.50 to 1	.80 to 1
Reconciliation with the Company's computation of net capital included in Part II of Form X-17A-5 as of December 31, 2007 and 2006		
Net capital, as reported in Company's Part IIA (unaudited) Focus reports	$ 472,202	$ 615,461
Audit adjustments	334	(66,334)
Net capital per above	$ 472,536	$ 549,127

See Report of Independent Public Accountants.

HAGGETT LONGOBARDI
A Division of
J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 860-633-3000 • fax 860-657-8079

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROLS

To the Board of Directors
USI Securities, Inc.

In planning and performing our audit of the financial statements of USI Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the 2007 financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting

principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn, LLP

Glastonbury, Connecticut
February 25, 2008

END